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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                         Technology Visions Group, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   87874G 10 4
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                                 (CUSIP Number)

                              James A. Giansiracusa
                            Carlsbad Research Center
                         5950 La Place Court, Suite 155
                               Carlsbad, CA 92008

                                 with a copy to

                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(b)(3) or (4), check the following box. [ ]

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NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87874G 10 4
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

James A. Giansiracusa
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................
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4. Source of Funds (See Instructions)

N/A
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e).
[ ].
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6. Citizenship or Place of Organization

United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 2,095,667 shares of common stock
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8. Shared Voting Power: 0

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9. Sole Dispositive Power: 2,095,667 shares of common stock

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10. Shared Dispositive Power: 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:

2,095,667 shares of common stock

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

Not applicable.
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13. Percent of Class Represented by Amount in Row (11): 3.5%

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14. Type of Reporting Person (See Instructions): IN

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ITEM 1. Security and Issuer
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         Common Stock, Par Value, $.001

         Technology Visions Group, Inc.
         Carlsbad Research Center
         5950 La Place Court, Suite 155
         Carlsbad, CA 92008

ITEM 2. Identity and Background
-------------------------------

         (a)  Name:  James A. Giansiracusa

         (b)  Residence or business address:
         Carlsbad Research Center
         5950 La Place Court, Suite 155
         Carlsbad, CA 92008

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Chief Operating Officer, Chief Financial Officer, Secretary and Director of Technology Visions Group, Inc.
         Carlsbad Research Center
         5950 La Place Court, Suite 155
         Carlsbad, CA 92008

         (d,e) Legal Proceedings

         During the last five years, Mr. Giansiracusa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Giansiracusa has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         U.S.A.- State of California

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ITEM 3. Source and Amount of Funds or Other Consideration
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         On October 1, 2002, Mr. Giansiracusa sold 650,000 shares of common stock to Harry W. Lynch TTEE Harry W. Lynch, Jr. Revocable Trust U/A 11-06-96; 50,000 shares to Bart J. Connolly, 150,000 shares to Martin A. Weinstein and 85,000 shares to O.G. Sansone. See Item 4 below for a complete description.

ITEM 4. Purpose of Transaction
------------------------------

         On October 1, 2002, Mr. Giansiracusa sold 250,000 shares of common stock and 400,000 shares of common stock to Harry W. Lynch TTEE Harry W. Lynch, Jr. Revocable Trust U/A 11-06-96 for a purchase price of $.04 per share and $.05 per share, respectively. On October 1, 2002, Mr. Giansiracusa sold 50,000 shares to Bart J. Connolly for a purchase price of $.05 per share. On October 1, 2002, Mr. Giansiracusa sold 150,000 shares to Martin A. Weinstein for a purchase price of $.05 per share. On October 1, 2002, Mr. Giansiracusa sold 85,000 shares to O.G. Sansone for a purchase price of $.065 per share. All shares were sold in private sales.

ITEM 5. Interest in Securities of the Issuer
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         (a) Out of 60,469,277 shares of Technology Visions Group, Inc.
outstanding, Mr. Giansiracusa owns 2,095,667 shares, or approximately 3.5% of the outstanding common stock of Technology Visions.

         (b) Mr. Giansiracusa has the sole power to vote and dispose of the shares described in paragraph (a).

         (c) Other than the transactions listed above, Mr. Giansiracusa has not effected any transactions in Technology Vision's securities in the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         None.

ITEM 7. Material to Be Filed as Exhibits
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         None.


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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. October 1, 2002
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Date

/s/James A. Giansiracusa
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Signature

James A. Giansiracusa
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)